UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number  001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC  V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  [   ]     Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  [   ]     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-__________.

MINEFINDERS CORPORATION LTD.

2288 – 1177 WEST HASTINGS ST.

VANCOUVER, B.C.

CANADA V6E 2K3

3rd QUARTER 2007
FINANCIAL REPORT

Investor Relations
866-687-6263 Toll Free
www.minefinders.com

Minefinders Corporation Ltd.
Consolidated Balance Sheets - Unaudited
(Thousands of United States dollars)

	September 30,	December 31,
	2007	2006

Assets

Current
Cash and cash equivalents	$44,372	$121,995
Receivables (Note 6)	10,558	3,746
Prepaid expenses	471	1,350
	55,401	127,091

Deferred financing charges (Note 3)	-	2,368
Mineral properties, plant and equipment (Note 7)	205,957	126,061
	$261,358	$255,520

Liabilities and Shareholders’ Equity

Liabilities

Current
Accounts payable and accrued liabilities	$10,615	$7,899

Convertible notes (Note 8)	58,623	57,433
Asset retirement obligation (Note 9)	1,748	1,188
Future income taxes (Note 10)	7,701	-
	78,687	66,520
Shareholders’ equity
Capital stock (Note 11)	167,388	165,537
Convertible notes (Note 8)	27,366	27,366
Contributed surplus (Note 13)	18,622	12,957
Deficit	(41,385)	(27,540)
Accumulated other comprehensive income (Note 3)	10,680	10,680
	182,671	189,000
Commitments and Contingencies (Note 14)
	$261,358	$255,520

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
Consolidated Statements of Operations - Unaudited
(Thousands of United States dollars, except per share amounts)

	Three Months Ended			Nine Months Ended
	September 30,		September 30,

	2007	2006	2007	2006

Administrative costs
Accounting and auditing	$213	$163	$731	$426
Amortization and accretion	142	13	245	17
Consulting fees	131	157	582	341
Corporate relations	82	80	340	299
Legal	76	39	426	269
Office services and expenses	296	275	947	668
Stock option compensation (Note 13)	3,457	-	3,457	3,263
Shareholder reports and filing fees	42	36	226	247
Travel	157	32	341	85
Convertible notes discount (Note 8)	1,206	-	3,558	-
Interest on long-term debt (Note 8)	967	-	2,863	-

	6,769	795	13,716	5,615

Exploration costs written off	60	124	215	250

Loss from operations	(6,829)	(919)	(13,931)	(5,865)

Other items
Financing fees	-	(686)	-	(686)
Foreign exchange gain (loss)	914	(171)	4,982	(762)
Gain on sale of assets	1	-	7	(7)
Interest income	646	867	2,798	1,919

Loss before income taxes	(5,268)	(909)	(6,144)	(5,401)

Provision for future income taxes (Note 10)	(7,701)	-	(7,701)	-

Net loss for the period	$(12,969)	$(909)	$(13,845)	$(5,401)

Loss per share – basic and diluted	$(0.27)	$(0.02)	$(0.29)	$(0.12)

Weighted average shares outstanding	48,688,173	47,862,728	48,561,386	43,317,854

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
Consolidated Statement of Changes in Shareholders’ Equity – Unaudited
(Thousands of United States dollars)

						Accumulated
					Cumulative	other
	Capital	Convertible	Contribute		translation	comprehensive
	stock	notes	d surplus	Deficit	adjustment	income	Total
Balance, January 1, 2006	$85,672	$-	$7,954	$(21,796)	$14,498	$-	$86,328
Issue of common shares for cash, net
of share issue costs	78,705	-	-	-	-	-	78,705
Exercise of stock options for cash	1,160	-	-	-	-	-	1,160
Issue of convertible notes	-	27,366	-	-	-	-	27,366
Stock based compensation	-	-	5,003	-	-	-	5,003
Net loss	-	-	-	(5,744)	-	-	(5,744)
Foreign exchange adjustment	-	-	-	-	(3,818)	-	(3,818)
Balance, December 31, 2006	165,537	27,366	12,957	(27,540)	10,680	-	189,000
Change in accounting policy (Note 3)	-	-	-	-	(10,680)	10,680	-
Balance, January 1, 2007 as adjusted	165,537	27,366	12,957	(27,540)	-	10,680	189,000
Exercise of stock options for cash	1,851	-	-	-	-	-	1,851
Stock based compensation	-	-	617	-	-	-	617
Net loss	-	-	-	(2,601)	-	-	(2,601)

Balance, March 31, 2007	167,388	27,366	13,574	(30,141)	-	10,680	188,867
Stock based compensation	-	-	427	-	-	-	427

Net income	-	-		1,725	-	-	1,725

Balance, June 30, 2007	167,388	27,366	14,001	(28,416)	-	10,680	191,019
Stock based compensation	-	-	4,621	-	-	-	4,621

Net loss	-	-	-	(12,969)	-	-	(12,969)

Balance, September 30, 2007	$167,388	$27,366	$18,622	$(41,385)	$-	$10,680	$182,671

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
Consolidated Statements of Cash Flows - Unaudited
(Thousands of United States dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006

Cash flows used in operating activities

Net loss for the period	$(12,969)	$(909)	$(13,845)	$(5,401)
Items not involving cash
Amortization and accretion	142	13	245	17
Provision for future income taxes	7,701	-	7,701	-
(Gain) loss on sale of assets	(1)	-	(7)	7
Deferred exploration costs written off	60	124	215	250
Convertible notes discount	1,206	-	3,558	-
Foreign exchange gain	(914)	-	(4,982)	-
Stock option compensation	3,457	-	3,457	3,263
Deferred finance charges written off	-	196	-	-
Net change in non-cash working capital balances
Receivables	(2,758)	(1,005)	(6,812)	(1,947)
Prepaid expenses	255	(617)	120	124
Accounts payable and accrued
liabilities	1,184	494	810	380

	(2,637)	(1,704)	(9,540)	(3,307)

Cash flows used in investing activities

Mineral properties and exploration costs	(2,711)	(4,833)	(5,367)	(11,245)
Plant, equipment and development costs	(22,290)	(17,768)	(68,773)	(26,089)

	(25,001)	(22,601)	(74,140)	(37,334)

Cash flows provided by financing activities

Net proceeds on issue of common shares	-	107	1,851	78,692
Financing charges	-	(47)	(142)	(47)

	-	60	1,709	78,645
Effect of exchange rates on cash and cash equivalents	410	50	4, 348	2,819
Increase (Decrease) in cash and cash equivalents	(27,228)	(24,195)	(77,623)	40,823

Cash and cash equivalents, beginning of period	71,600	97,427	121,995	32,409

Cash and cash equivalents, end of period	$44,372	$73,232	$44,372	$73,232
Supplemental Information
Non-cash investing and financing activities:
Amortization included in deferred exploration and development	$73	$85	$196	$100
Asset retirement obligation	$-	$5	$469	$215
Stock option compensation	$1,164	$-	$2,208	$1,521

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
Consolidated Statements of Mineral Properties and
Deferred Exploration Costs - Unaudited
(Thousands of United States dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Dolores Mine Project
Deferred exploration costs
Property acquisition costs	$-	$495	$-	$545
Assaying and drilling	822	-	1,668	1,422
Engineering and surveying	31	-	67	1,921
Equipment rentals and miscellaneous	24	-	94	193
Licenses and recording fees	3	-	5	1,265
Road building	45	-	132	2,200
Technical and professional services (Note 13)	153	-	652	693
Other	24	-	76	557
Total Dolores Mine Project	1,102	495	2,694	8,796
Other properties
Deferred exploration costs
Property acquisition costs	-	-	-	3
Assaying and drilling	745	831	1,578	971
Engineering and surveying	6	120	8	199
Equipment rentals and miscellaneous	57	144	340	237
Licenses and recording fees	84	82	199	180
Road building	-	75	-	75
Technical and professional services (Note 13)	927	226	1,193	931
Other	47	219	194	336
Total other properties	1,866	1,697	3,512	2,932

Mineral properties and deferred exploration costs during the period	2,968	2,192	6,206	11,728
Balance, beginning of period	68,194	65,617	65,111	53,697
Foreign exchange adjustment	-	166	-	2,676
Exploration costs written off	(60)	(124)	(215)	(250)
Balance, end of period	$71,102	$67,851	$71,102	$67,851

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

1.	Basis of Presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated in thousands of United States dollars.

The interim financial statements do not include all the note disclosures required for annual financial statements but they are presented in accordance with the same accounting principles, policies and methods that are used in the preparation of the Company’s annual financial statements except as noted below (Notes 3 and 4); therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained in them.

Certain comparative figures have been reclassified to conform to current presentation.

2.	Nature of Business

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is in the advanced stages of construction of its 100% owned Dolores gold and silver project in Mexico and believes it has sufficient liquidity to complete construction. It is anticipated that the mine construction will be substantially completed by the end of fiscal 2007.

The ability to generate revenues from production is expected to finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

3.	New Accounting Standards

Effective January 1, 2007, the Company adopted the CICA guidelines of Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 1530, “Comprehensive Income” which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”.

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

3.	New Accounting Standards - Continued

Also, pursuant to Section 3855, “Financial Instruments – Recognition and Measurement”, deferred financing charges relating to the issue of the convertible notes are no longer presented as a separate asset on the balance sheet. As provided for in the section, the Company has elected to include financing charges in the carrying value of the liability component of the convertible notes (Note 8).

4.	Change in Functional Currency

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the United States dollar. The change in functional currency to the United States dollar resulted from a gradual increase in the overall proportion of business activities conducted and monetary transactions effected by the Company in United States dollars primarily due to the commencement of construction of the Dolores mine. This change has been adopted prospectively, with no impact to the results of previously reported financial years.

As a result of the change in functional currency to the United States dollar, effective January 1, 2007, the Company’s consolidated financial statements are reported and prepared in United States dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and non- monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income and loss for the period.

5.	Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for the three and nine month periods ended September 30, 2007 and 2006.

6.	Receivables

Of the $10,558 in receivables (2006 - $3,746), $10,321 (2006 - $3,660) is refundable value added tax (“VAT”) primarily paid in Mexico on goods and services for the construction of the Dolores mine. The VAT receivable is refundable from the Mexican tax authorities.

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

7.	Mineral Properties, Plant and Equipment

Net carrying costs at September 30, 2007 and December 31, 2006:

		Deferred
	Mineral	Exploration	Construction	Plant and	Accumulated	September 30,	Dec. 31,
	Properties	Costs	in Progress	Equipment	Amortization	2007	2006

Dolores Property, Mexico	$9,675	$47,116	$133,652	$1,537	$(499)	$191,481	$114,916

Northern Sonora, Mexico	327	12,795	-	-	-	13,122	10,545

Nevada Properties, United States	111	1,077	-	281	(196)	1,273	460

Other	-	-	-	213	(132)	81	140

	$10,113	$60,988	$133,652	$2,031	$(827)	$205,957	$126,061

Dolores construction in progress of $133,652 (2006 - $60,198) represents mine development costs and plant and equipment purchased for use at the Dolores Mine. Amortization will commence when the Dolores mine begins operating and as the assets are put into service.

Mineral properties and deferred exploration costs relate to the following:

Mexican Properties

Dolores Property

The Dolores Property is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver. On February 23, 2006 the Board of Directors approved construction of a mine at the Dolores property. Construction commenced during the second quarter of 2006.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to 14 mineral concessions totaling 28,300 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $158, escalating by 10% per annum. Should mines be put in production on the properties, payments ranging from $222 to $500 will be due to these landowners.

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

7.	Mineral Properties, Plant and Equipment - Continued

United States Properties

The Company held a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%). In 2003 the Company wrote off expenditures on the Dottie property of $161 but retained title. In 2005 further expenditures on Dottie, and accumulated expenditures on Clear, were written off. The Washiki claim group and Cleo claims near the Clear property were also written off. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2.

8.	Convertible Notes

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($27,366) which is classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value. Using the effective interest rate method and the 14.26% rate implicit in the calculation, the difference of $28,359, characterized as the note discount, is being charged to operations and added to the liability over the term of the notes.

Convertible notes,
liability component
Balance, December 31, 2006	$57,433
Change in accounting policy (Note 3)	(2,368)
Balance, January 1, 2007 as adjusted	55,065
Accretion of debt discount for the period	3,558
Balance, September 30, 2007	$58,623

Convertible notes,
equity component
Balance, December 31, 2006 and September 30, 2007	$27,366

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

9.	Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to September 30, 2007 to be $1,748 (December 31, 2006 - $1,188). The present value of the future reclamation obligation assumes a discount rate of 7.65%, inflation rate of 2.5% and the commencement of reclamation activities after the life of the mine, which is estimated at 15.5 years. During the three and nine month periods ending September 30, 2007, the Company charged to operations $91 and $91, respectively, of accretion, the increase in the carrying amount of the asset retirement obligation due to the passage of time (three and nine months ended September 30, 2006 - $nil).

10.	Income Taxes

On October 1, 2007, the Government of Mexico enacted legislation which introduces certain tax reforms including a new minimum flat tax effective January 1, 2008. The tax reforms were substantively enacted for Canadian GAAP purposes on September 28, 2007, the date the legislation was signed by the President of Mexico. The Company has recorded a $7,701 provision for future income taxes and a corresponding future income tax liability of the same amount to reflect the difference between the financial statement carrying value of existing assets and their respective tax bases resulting from the new minimum flat tax. As the new legislation was recently enacted, remains subject to ongoing varying interpretations, and there is the possibility of implementation amendments by the Government of Mexico, the estimated future income tax liability recorded at the balance sheet date may change.

11.	Capital Stock

Authorized
       Unlimited common shares, no par value

	Issued	Amount
Balance, January 1, 2006	36,641,841	$85,672
Issue of common shares for cash, net of share issue
costs	11,000,000	78,705
Exercise of stock options for cash	368,000	1,160
Exercise of stock options - cashless	12,375	-
Balance, December 31, 2006	48,022,216	165,537
Exercise of stock options for cash	484,000	1,851
Exercise of stock options - cashless	35,363	-
Balance, March 31, 2007	48,541,579	167,388
Exercise of stock options - cashless	146,594	-
Balance, June 30 and September 30, 2007	48,688,173	$167,388

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

11.	Capital Stock – Continued

	(a)	Stock Options (all per share amounts are in Canadian dollars)

In May 2006, the shareholders approved an increase in the number of shares available for grant under the Plan by 3,417,980 to a total of 5,574,000. The term of options granted cannot exceed five years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company’s shares at the date of grant. At September 30, 2007, 904,000 shares were available for future grants under the Company’s Plan.

		Weighted
		Average
	Number of	Exercise Price
	Options	Cdn$
Outstanding at January 1, 2006	3,745,000	$6.95
Granted	1,260,000	9.00
Cancelled	(110,000)	10.02
Exercised for cash	(368,000)	3.56
Exercised-cashless	(30,000)	5.64
Outstanding at December 31, 2006	4,497,000	7.73
Granted	180,000	11.87
Exercised for cash	(484,000)	4.48
Exercised-cashless *	(55,000)	4.12
Outstanding at March 31, 2007	4,138,000	8.34
Granted	50,000	12.45
Exercised-cashless *	(240,000)	5.16
Outstanding at June 30, 2007	3,948,000	8.58
Granted	1,200,000	9.57
Cancelled	(40,000)	11.51
Outstanding at September 30, 2007	5,108,000	$8.79

* During the nine months ended September 30, 2007, 295,000 vested options were exercised by the holders in exchange for the issue of 181,957 common shares by way of a cashless stock option exercise. No options were exercised during the three months ended September 30, 2007.

All options granted and outstanding as at September 30, 2006 were fully exercisable on the various grant dates. All options granted and outstanding as at September 30, 2007 were fully exercisable on the various grant dates except for 95,000 options of which 25,000 options with an exercise price of Cdn $12.45 vest November 1, 2007 and 70,000 options with an exercise price of Cdn $9.57 vest March 5, 2008. The weighted average grant-date fair value of options granted during the three and nine months ended September 30, 2007 was Cdn $4.11 and Cdn $4.43 per option, respectively (three and nine months ended September 30, 2006 – nil and Cdn $4.45) .

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

11.	Capital Stock – Continued

	(a)	Stock Options – continued

At September 30, 2007, the following stock options were outstanding and exercisable, except for 95,000 options with a weighted average exercise price of Cdn $10.33 unvested at that date.

Number	Exercise Price Cdn $	Expiry Date

860,000	$6.45	December 23, 2007
655,000	$10.65	September 26, 2008
50,000	$12.53	March 17, 2009
75,000	$8.25	May 17, 2009
630,000	$8.80	June 14, 2009
348,000	$5.64	July12, 2010
10,000	$6.30	December 19, 2010
1,010,000	$9.00	May 15, 2011
80,000	$8.76	November 1, 2011
45,000	$10.94	January 19, 2012
95,000	$12.46	March 12, 2012
50,000	$12.45	May 1, 2012
1,200,000	$9.57	September 5, 2012

5,108,000

12.	Related Party Transactions

Related party transactions for the nine months ended September 30, 2007 not disclosed elsewhere in these consolidated financial statements were as follows:

(a) The directors were paid fees of $156 (2006 - $84)

(b)

Legal services provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was $135 (2006 - $243). The amount for 2006 includes $80 for work related to the share issue in April 2006; there was no equivalent cost in 2007.

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

13.	Stock Option Compensation

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted 1,200,000 options during the three months ended September 30, 2007 (2006 – nil). The weighted average assumptions used in calculating the expense of options granted were: risk-free interest rate – 4.27%, expected volatility – 46% and expected life of the option – 53 months. The Company granted 1,430,000 options during the nine months ended September 30, 2007 (2006 – 1,140,000). The weighted average assumptions used in calculating the expense of options granted during the nine month period were: risk-free interest rate – 4.24% (2006 – 4.24%), expected volatility – 47.3% (2006 – 56%) and expected life of the option – 54 months (2006 – 53 months).

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Compensation expense for the period:
Charged to administration expense	$3,457	$-	$3,457	$3,263
Charged to deferred exploration costs	760	-	840	619
Charged to development	404	-	1,368	902
	$4,621	$-	$5,665	$4,784

Total expense was credited to contributed surplus.

14.	Commitments and Contingencies

At September 30, 2007, the Company had remaining commitments expected to be paid in 2007 of $21,419 on contracts totaling $130,816 relating to equipment, engineering and construction at the Dolores Mine. Royalty payments on the Dolores property consisting of 3.25% of gold, and 2% of silver, net smelter revenues cannot be quantified until the project reaches production.

In addition, the Company has entered into operating leases for office premises that provide for minimum lease payments totaling $286 over the next two years, excluding extensions.

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

15.	United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

	(a)	Mineral exploration expenditures

Under Canadian GAAP, expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned; related cash flows are reported as investing activities. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred and the related cash flows be reported as operating activities. Accordingly, for US GAAP, all mineral exploration expenditures to date, including drilling and related costs incurred to convert existing resources to reserves or identify new inferred mineral resources, would be charged to the Statement of Loss and Deficit and the Statement of Cash Flows would report the expenditures as operating activities. In addition, foreign exchange adjustments resulting from the translation of deferred mineral exploration costs under Canadian GAAP have been excluded from the calculation of comprehensive loss under US GAAP as such costs would have been charged to expense as incurred under US GAAP.

(b) Convertible notes

Under Canadian GAAP, the liability and equity components of the convertible notes are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the interest and principal payments on the notes and the equity component represents the fair value of the holders’ conversion feature. The stated interest payments and the expense arising from adjusting the time value of the principal of the notes over time (“convertible notes discount expense”) are presented separately in the consolidated statements of operations. As a result of the January 1, 2007 prospective adoption of Section 3855, “Financial Instruments – Recognition and Measurement” for Canadian GAAP accounting purposes, financing charges attributable to the liability component of the convertible notes are included in their carrying value.

Under US GAAP, convertible debt instruments are accounted for in accordance with Emerging Issues Task Force Issue 00-27 which requires the Company to classify as equity any amounts representing a beneficial conversion feature. As the conversion price exceeds the fair value of the underlying common shares on the issue date, no beneficial conversion feature is recognized under US GAAP and the entire proceeds are classified as debt until such time as they are converted to equity. Accordingly, for US GAAP purposes, the convertible notes are presented on the consolidated balance sheets as a liability. No convertible notes discount expense is recognized and no deferred financing charges are allocated to equity. The total deferred financing charges are recorded as an asset.

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

15.	United States Generally Accepted Accounting Principles – Continued

	(b)	Convertible notes - Continued

Under Canadian GAAP, the Company has elected to expense interest on the convertible notes to earnings whereas under US GAAP this interest is capitalized to development costs to the extent the proceeds from the issue of the convertible notes are used in the development of the Dolores property.

	(c)	Stock option compensation

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock- based compensation for the periods presented. A cumulative adjustment (for the initial adoption of SFAS 123R under US GAAP) of $3,438 is included in the net loss from inception to September 30, 2007 under US GAAP.

The total intrinsic value of options exercised in the three month periods ended September 30, 2007 and 2006, was Cdn $nil and Cdn $281, respectively. The total intrinsic value of options exercised in the nine month periods ended September 30, 2007 and 2006 was Cdn $6,249 and Cdn $1,196, respectively. The total intrinsic value and weighted average contractual term of vested options at September 30, 2007 is Cdn $9,657 and 2.7 years.

During the three and nine month periods ended September 30, 2007, $264 and $1,227, respectively, of stock based compensation related to development at Dolores was capitalized for Canadian GAAP and US GAAP (three and nine month periods ended September 30, 2006 – nil and $902).

	(d)	Income taxes

For Canadian GAAP purposes, the introduction in Mexico of the new minimum flat tax is effective for the quarter ending September 30, 2007 as the tax reforms were substantively enacted on September 28, 2007, the date the legislation was signed by the President of Mexico (Note 10). Under US GAAP, these tax reforms are effective as of October 1, 2007, the date the legislation was published in the Diario Oficial. Accordingly, for US GAAP purposes, no provision for future income tax and no corresponding future income tax liability were recorded for the three and nine month period ended September 30, 2007 as a result of these reforms.

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

15.	United States Generally Accepted Accounting Principles – Continued

The impact of the above on the financial statements is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Statements of Loss and Deficit
Net income (loss) per Canadian GAAP	$(12,969)	$(909)	$(13,845)	$(5,401)
Adjustments related to:
Mineral exploration expenses	(2,968)	(1,573)	(6,206)	(10,958)
Convertible notes discount	1,097	-	3,205	-
Interest on convertible notes	967	-	2,863	-
Amortization of deferred financing charges	(48)	-	(143)	-
Provision for future income taxes	7,701	-	7,701	-
	(952)	(1,573)	(281)	(10,958)

Net income (loss) per US GAAP	(6,220)	(2,482)	(6,425)	(16,359)
Foreign exchange adjustment	-	129	-	2,703
Comprehensive income (loss) per US GAAP	$(6,220)	$(2,353)	$(6,425)	$(13,656)

Net earnings (loss) per share, basic and diluted	$(0.13)	$(0.05)	$(0.13)	$(0.38)

Statements of Cash Flows
Cash flows used in operating activities per Canadian GAAP	$(2,637)	$(1,704)	$(9,540)	$(3,307)
Adjustments for mineral properties and exploration costs	(2,711)	(4,833)	(5,367)	(11,245)
Cash flows used in operating activities per US GAAP	$(5,348)	$(6,537)	$(14,907)	$(14,552)

Cash flows used in investing activities per Canadian GAAP	$(25,001)	$(22,601)	$(74,140)	$(37,334)
Adjustment for mineral properties and exploration costs	2,711	4,833	5,367	11,245
Cash flows used in investing activities per US GAAP	$(22,290)	$(17,768)	$(68,773)	$(26,089)

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

15.	United States Generally Accepted Accounting Principles – Continued

	September 30,	December 31,
Balance Sheets	2007	2006

Assets per Canadian GAAP	$261,358	$255,520
Adjustment related to:
Mineral exploration expenses	(71,862)	(65,656)
Convertible notes	6,423	1,688

Assets per US GAAP	$195,919	$191,552

Liabilities per Canadian GAAP	$78,687	$66,520
Adjustments related to:
Convertible notes	26,377	27,567
Future income taxes	(7,701)	-

Liabilities per US GAAP	$97,363	$94,087

Shareholders’ equity per Canadian GAAP	$182,671	$189,000
Adjustments related to:
Mineral exploration expenses	(71,862)	(65,656)
Convertible notes	(19,954)	(25,879)
Future income taxes	7,701	-

Shareholders’ equity per US GAAP	$98,556	$97,465

(d)	Exploration stage company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company on February 4, 1975 (“inception”) are required under US GAAP:

Consolidated summarized statement of loss and deficit – US GAAP
For the period from inception to September 30, 2007

Mineral exploration expenses	$(73,814)
Administrative and other costs	(28,271)
Interest income	8,200

Net loss from inception to September 30, 2007, being the deficit accumulated during the exploration stage	$(93,885)

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements - Unaudited
(Thousands of United States dollars, except per share amounts)

September 30, 2007 and 2006

15.	United States Generally Accepted Accounting Principles – Continued

Consolidated summarized statement of cash flows – US GAAP For the period from inception to September 30, 2007

Cash flows used in operating activities	$(82,867)
Cash flows used in investing activities	(123,079)
Cash flows provided by financing activities	245,271
Effect of exchange rates on cash and cash equivalents	5,047

Cumulative increase in cash and cash equivalents from inception being Cash and Cash equivalents, September 30, 2007	$44,372

(e)	New accounting pronouncements

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. There in no impact on the Company’s September 30, 2007 interim consolidated financial statements resulting from the adoption of FIN 48.

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. There in no impact on the Company’s September 30, 2007 interim consolidated financial statements resulting from the adoption of SFAS 155.

Minefinders Corporation Ltd.

Management’s Discussion and Analysis

September 30, 2007

This discussion and analysis is for the three and nine-month periods ended September 30, 2007, with comparisons to 2006. Unless otherwise noted, all information is current to November 8, 2007, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the interim consolidated financial statements of Minefinders Corporation Ltd. (the “Company”) for the nine months ended September 30, 2007 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2006 (the “Annual Information Form”), is available on SEDAR at www.sedar.com.

Company Overview

The Company is engaged in precious metals mining and exploration and is set to commence commercial production at its wholly-owned Dolores gold and silver mine in Mexico during the second quarter of 2008. The Dolores mine has a well defined gold and silver deposit with exploration upside, an open pit mine life of 14 years, and the potential to expand production through the addition of a flotation mill to enhance recoveries from high-grade ore in the open pit and from ore underground below the planned pit. Construction of an 18,000-tonne-per-day heap leach facility is nearing completion.

The Company also has a pipeline of exploration properties in Mexico and the United States including the highly prospective Planchas de Plata and Real Viejo silver properties and the resource-bearing La Bolsa gold deposit, all in Mexico. Further drilling at La Bolsa is required to better understand the size and nature of the resource and the Company is evaluating the economics of development as a stand alone operation or in conjunction with other prospects in the same district.

The Company has no revenue except interest income and will continue to incur negative cash flows from operations until the Dolores mine reaches commercial production. As a result, the Company expects to meet its cash requirements from funds in place or available through traditional revolving non-equity sources. As at September 30, 2007 the company had $44.372 million in cash and cash equivalents and net working capital of $44.786 million.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the American Stock Exchange (symbol MFN).

Management’s Discussion & Analysis

The Dolores Mine

Update on Construction

The Company expects to begin processing ore during the first quarter of 2008 and to achieve commercial production at the Dolores mine during the second quarter of 2008. Substantial progress on construction of the mine was made during the third quarter of 2007 and information on capital expenditures related to the quarter is detailed below under the heading “Capital Expenditures”.

Progress highlights to November 8, 2007 include:

•

Mining activities in the pit commenced in October and the Company expects the first ore to be stacked on the leach pads in January 2008 as part of the commissioning process;

•

All of the mining equipment and drills have been delivered to the mine or Company lay-down yards and equipment assembly is progressing. Loaders, dozers, graders, and 9 of the 15 Komatsu 100 tonne haul trucks are assembled and operating at the Dolores mine site;

•

Generators, crushers, conveyors and processing equipment are substantially complete and the commissioning of various components will take place through the fourth quarter of 2007;

•

Most of the key management team has been hired and recruiting and training of equipment operators is ongoing as mining activity escalates and the commissioning progresses;

•

The on-site employee camp and facilities are finished and in full use;

•

Houses for the new Dolores village are completed and the school, church, medical clinic and administrative centre are expected to be completed in November; and

•

Issues with settlement of the foundation platforms for the screening plant and the Merrill Crowe facility were evaluated by independent geotechnical engineers and repairs are now complete for the screening plant foundation and will be complete for the Merrill Crowe platform in December.

Mine Economics

The economics for the Dolores mine were established in an independent feasibility study prepared by Kappes, Cassiday & Associates of Reno, Nevada (the “KCA report”). The KCA report is dated April 11, 2006 and is available on SEDAR.

Of the $132 million in capital expenditures projected by the KCA report, approximately $122.2 million has been spent to September 30, 2007. Management expects that the total capital expenditures for the project will exceed the KCA report estimate. These additional costs will be funded from existing resources.

Total cash costs per ounce of gold and ounce of gold-equivalent silver (AuEq), based on a ratio of silver to gold of 63:1, were estimated in the KCA report at $237.70 for the life of the mine. The project economics indicated a pay back of capital in 3.3 years, an after-tax undiscounted net present value of $276.8 million and an after-tax internal rate of return of 24.3% using $475 per

MINEFINDERS CORPORATION LTD.	2

Management’s Discussion & Analysis

ounce as the price of gold and $7.50 per ounce as the price of silver. Sustaining capital costs over the life of mine are estimated in the KCA report at $29 million.

During September 2006, taking into account a revised pit plan based on the same parameters as those in the KCA report, results from additional drilling through December, 2005 that had not been included in the KCA report and an assumed base case gold price of $400 per ounce and silver price of $7.00 per ounce, the Company increased the expected mine life to 14 years from 12 in the KCA report and increased the Dolores in-pit proven and probable reserves by 24.9% in contained gold reserves and 23.5% in contained silver reserves (at a 0.3 gpt AuEq cutoff grade) over the estimates contained in the KCA report.

An updated resource estimation model, incorporating all drill results through December 2006, was reviewed and audited during the second quarter of 2007 by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado. A NI 43-101-compliant technical report in support of this updated resources audit was filed and is available for viewing on SEDAR. The measured and indicated resource using a 0.4 gpt AuEq cutoff represents an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources.

The Company has engaged an independent engineering firm to incorporate the increase in resources into new mine reserves, and create a production schedule for use in updating the mine economics using the new reserves and updated metals prices, costs, and other data. The Company expects the updated mine economics and reserves to be completed by the end of the year.

The Company is planning to complete a feasibility study in 2008 on the potential for the addition of a flotation mill to enhance recoveries from high-grade ore in the open pit, to process additional underground ore and to increase production capacity as the KCA report does not take into account significant high-grade gold mineralization that lies below the proposed pit or surface mineralization extending up to one kilometer from the pit.

The Company believes that during the third quarter of 2007 gold and silver prices benefited from the weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations; nor is the Company able to forecast the precise timing for the completion of construction and commercial production of the Dolores mine. However, it is important to note that current prices for gold and silver are significantly higher than the prices used in the KCA report to estimate the economics of the Dolores mine.

Gold and silver prices below are published by the London Bullion Market Association:

		Dec 31, 2006	Mar 31, 2007	June 30, 2007	Sept 30, 2007	Nov 8, 2007
Gold	End of period	632.00	661.75	650.50	743.00	841.10
	Quarter high		685.75	691.40	743.00
	Quarter low		608.40	642.10	648.75
	Average		650.27	667.24	681.12
Silver	End of period	12.90	13.35	12.54	13.65	15.36
	Quarter high		14.58	14.09	13.65
	Quarter low		12.21	12.26	11.67
	Average		13.31	13.34	12.70

MINEFINDERS CORPORATION LTD.	3

Management’s Discussion & Analysis

Dolores Reserves and Resources

Proven and Probable Reserves

NI 43-101 technical report filed on SEDAR on September 7, 2006

Reserves(1)(2)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (3)	AuEq (Oz) (3)
Proven	57,916,000	0.80	1,491,833	40.89	76,129,461	1.45	2,700,237
Probable	42,292,000	0.70	953,963	38.1	51,743,653	1.30	1,775,291
Total	100,209,000	0.76	2,445,797	39.7	127,873,114	1.39	4,475,529

(1)

Proven and probable reserves have been estimated as of December 31, 2005 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004.  Employees of the Company, under the supervision of Mark H. Bailey, P.Geol., President and Chief Executive Officer, have prepared these estimates. Some numbers may not sum due to rounding.

(2)

0.3 gpt AuEq cutoff, fully diluted; base case $400 per ounce gold; $7.00 per ounce silver

(3)

Based on a 63:1 silver to gold ratio as quoted in the Dolores feasibility study

Measured and Indicated Resources and Inferred Resources

NI 43-101 technical report filed on SEDAR on July 27, 2007

Resources (4)(5)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (6)	AuEq (6) (Oz)
Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
Inferred	30,350,000.677		661,000	28.2	27,517,000	1.147	1,120,000

(4)

Measured and indicated resources and inferred resources estimates were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding.

(5)

0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries

(6)

Based on updated 60:1 silver to gold ratio, without regard to metallurgical recoveries

Exploration Properties

Exploration drilling continued through the third quarter on the Company’s northern Sonora properties Planchas de Plata and Real Viejo and at its Gutsy property in Nevada. Drilling at the Planchas de Plata and Real Viejo properties is focused on the mineralized zones identified by the previous exploration programs.  More than 20 holes for 4,900 meters have been completed at Planchas de Plata and six holes for 579 meters at Real Viejo. Assay results, still pending for most holes, will be complied and reported when available.

The Company continued its regional exploration in the Sierra Madre of northern Mexico, which has led to locating more than 85,000 hectares of mineral concessions for the first nine months of 2007, covering three separate gold and silver exploration projects.

MINEFINDERS CORPORATION LTD.	4

Management’s Discussion & Analysis

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 15 to the Financial Statements).

The Company's accounting policies and estimates used in the preparation of the Financial Statements are consistent with those used in the preparation of its annual financial statements except that, effective January 1, 2007, the Company adopted guidelines set out in CICA Handbook sections 1530 “Comprehensive Income”, 3855 “Financial Instruments – Recognition and Measurement” and 3861 “Financial Instruments – Disclosure and Presentation” and changed its functional currency from the Canadian dollar to the United States dollar (“US dollar”). Details of the adoption of these guidelines are given in Notes 3 and 4 to the Financial Statements.

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Selected Quarterly Information

The following tables present our unaudited quarterly results of operations for each of the last eight quarters:

Net loss (000's) for quarters ended	Dec 31, 2005	Mar 31, 2006	June 30, 2006	Sept 30, 2006	Dec 31, 2006	March 31, 2007	June 30, 2007	Sept 30, 2007

Loss before the following	618	731	834	1,481	734	1,463	1,230	1,138
Stock option compensation	26	-	3,263	-	141	-	-	3,457
Write-off of mineral properties	133	47	78	124	75	104	51	60
Accretion of convertible notes discount	-	-	-	-	792	1,166	1,186	1,206
Interest on long-term debt	-	-	-	-	731	943	953	967
Provision for future income taxes	-	-	-	-	-	-	-	7,701
Interest income	(277)	(256)	(796)	(867)	(248)	(1,251)	(901)	(646)
Foreign exchange (gain) / loss	15	20	571	171	(1,882)	176	(4,244)	(914)
Net (income) loss	515	542	3,950	909	343	2,601	(1,725)	12,969
(Earnings) loss per share – basic and diluted	0.02	0.01	0.09	0.02	0.01	0.05	(0.04)	0.27

Variances in net income and loss by quarter reflect overall corporate activity and factors which do not recur each quarter, such as charges for stock-based compensation when options are granted, significant property write-downs and interest income on fluctuating cash balances. Those three items and the accretion of the convertible notes discount, the interest on the associated long-term debt, the provision for future income taxes and the impact of exchange rates, have been identified in the table above to show their impact on each quarter. As the Company has not yet engaged in commercial operations, variances in its quarterly income and losses are not affected by sales or production-related factors.

MINEFINDERS CORPORATION LTD.	5

Management’s Discussion & Analysis

Operating Activities

The Company recorded a net loss for the third quarter of 2007 of $12.969 million ($0.27 per share), compared with a net loss of $0.909 million ($0.02 per share) for the same period in 2006.  Net losses for the first nine months of 2007 totaled $13.845 million ($0.29 per share) compared with $5.401 million ($0.12 per share) in the first nine months of 2006.

Administrative costs in the third quarter increased to $6.769 million in 2007 from $0.795 million in 2006 and increased in the nine-month period to $13.716 million from $5.615 million.  The largest contributing factor for this increase is stock compensation expense of $3.457 million recorded for the three and nine-month periods for which there is no equivalent in the third quarter of 2006.  As a result of the issue of the convertible notes in October 2006, the Company incurred $0.967 million of interest expense on long-term debt and $1.206 million of convertible note discount expense during the third quarter and $2.863 million of interest expense on long-term debt and $3.558 million of convertible note discount expense during the nine-month period for which there is no equivalent in fiscal 2006. Increases in administrative costs in 2007 are the result of these two expense items and expanding operations as the Company transitions to production at the Dolores property.

Accounting and auditing expenses in the third quarter increased to $0.213 million in 2007 from $0.163 million in 2006, and for the nine-month period increased to $0.731 million from $0.426 million. This increase is primarily the result of complying with additional regulatory requirements resulting from financing activities during the prior year and expansion of the corporate and Mexican office accounting personnel.

Consulting fees for the quarter decreased to $0.131 million in 2007 from $0.157 million in 2006 and for the nine-month period increased to $0.582 million in 2007 from $0.341 million in 2006. Corporate relations, reporting and associated expenses have increased in the quarter from $0.080 million in 2006 to $0.082 million in 2007 and from $0.299 million in 2006 to $0.340 million in 2007 for the nine-month period.

Office services in the third quarter of $0.296 million in 2007 (2006 - $0.275 million) and legal fees of $0.076 million (2006 - $0.039 million) have increased due to expanding operations and activity, particularly in Mexico. For the nine-month period the office services increased from $0.668 million in 2006 to $.947 million in 2007 and legal fees increased from $0.269 million in 2006 to $0.426 million in 2007.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years in part because other projects were allocated priority. The Company continues to assess its land package with a view to reducing acreage as it converts exploration land to exploitation status, while maintaining higher-potential prospects. As a result of its review in the third quarter of 2007, the Company wrote off $0.060 million of exploration costs (2006 - $0.124 million) with the total for the first nine months of 2007 being $0.215 million (2006 - $0.250 million).

Interest income for the quarter decreased to $0.646 million in 2007 (2006 - $0.867 million) and for the nine-month period increased to $2.798 million in 2007 (2006 - $1.919 million). For the third quarter of 2007, the decrease was a result of decreasing funds as spending progressed on the Dolores mine. For the nine month period, the increase in interest income was a result of investment of the net proceeds of $78.71 million from shares issued in April 2006 and $81.69 million from the convertible notes issued in October 2006 as well as increasing interest rates.

MINEFINDERS CORPORATION LTD.	6

Management’s Discussion & Analysis

A $7.701 million provision for future income taxes was recorded in the third quarter of 2007 as a result of the enactment of legislation by the Government of Mexico that introduced a new minimum flat tax. There was no equivalent expense in 2006. This new minimum flat tax is further discussed below under the heading “Critical Accounting Estimates” and in Note 10 to the Financial Statements.

The Company recorded a foreign exchange gain of $0.914 million in the third quarter of 2007 compared with a foreign exchange loss of $0.171 million during the third quarter of 2006. For the first nine months of 2007 the Company recorded a foreign exchange gain of $4.982 million compared with a foreign exchange loss of $0.762 million in the first nine months of 2006. The gains in the 2007 periods resulted from the increasing value of the Canadian dollars held by the Company against the US dollar, primarily during the 2007 second and third quarters.

Capital Resources and Liquidity

Capital Expenditures

During the third quarter of 2007 the Company spent $22.290 million (2006 - $17.768 million) on plant, equipment, and development costs, primarily in the construction of the Dolores mine. For the nine months ended September 30, 2007, $68.773 million (2006 - $26.089 million) was spent on plant, equipment, and development costs. The increases in both the third quarter and for the first nine months of 2007 resulted from the escalation of construction activities at the Dolores mine during 2007.

Net cash expenditures on mineral property and exploration decreased during the third quarter of 2007 to $2.711 million, from $4.833 million in the third quarter of 2006. Net cash expenditures on mineral property and exploration for the first nine months of 2007 were $5.367 million (2006 - $11.245 million).  The decrease in both the third quarter and the nine months is a result of Company’s focus on the construction of the Dolores mine.

Working Capital and Cash Flow

The Company’s financial position at September 30, 2007 remained strong, with $44.372 million in cash and cash equivalents (December 31, 2006 - $121.995 million) and net working capital of $44.786 million (December 31, 2006 - $119.19 million). For the third quarter, the principal source of funds was interest income of $0.646 million (2006 - $0.867 million). For the nine-month period the principal sources of funds were $1.851 million from the issue of common shares and $2.798 million in interest income and for the same period in 2006 were $78.692 million from the issue of common shares and interest income of $1.919 million. The effect of foreign currency exchange rates on cash and cash equivalents for the third quarter of 2007 has been a gain of $0.410 million (2006 –$0.050 million), arising from the net increase in value of the Canadian dollar against the US dollar. For the nine-month period this gain was $4.348 million in 2007 compared with $2.819 million in 2006.

After eliminating items such as amortization, convertible notes discount expense, and property write-offs, which do not require the use of cash, and taking into account the effect of the foreign exchange gain and the net changes in non-cash working capital, the cash used in operating activities was $2.637 million for the quarter and $9.540 million for the nine-month period.   Including capital expenditures of $25.001 million for the third quarter of 2007 and $74.140 million for the first nine months of 2007 and cash provided by financing activities of $nil for the

MINEFINDERS CORPORATION LTD.	7

Management’s Discussion & Analysis

third quarter of 2007 and $1.709 million for the first nine months of 2007, there was a net decrease in the Company’s cash balances of $27.228 million in the third quarter of 2007 and $77.623 million in the first nine months after taking into account foreign exchange fluctuations.

The Company believes that it has adequate funds in place or available through traditional, revolving non-equity sources to meet its cash needs for the completion of the Dolores project,  corporate administration, and ongoing exploration, until the Dolores mine reaches commercial production. The Company is evaluating financing options for the future expansion of the Dolores mine through the addition of a flotation mill and underground development.

Share Capital Transactions

In October 2006, the Company issued $85 million 4.5% unsecured Convertible Notes due December 15, 2011, to net $81.55 million after expenses of issue and in April 2006, the Company realized approximately $78.71 million from the issue of 11,000,000 common shares. The Company paid its first interest payment on the Convertible Notes on June 15, 2007. For conversion, in the normal course of events, each $1,000 (one thousand) note will be exchangeable for 91.9118 common shares, or 7,812,500 common shares in aggregate. Additional shares may become issuable following the occurrence of certain corporate acts or events. The adjustment provisions are designed to compensate the note holders for any such occurrence that causes economic loss to them.

The notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs which is classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value. Using the effective interest rate method and the rate implicit in the calculation, the difference, characterized as the note discount, is being charged to earnings and added to the liability over the term of the notes.

Financial and Other Instruments

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar. The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities and convertible notes, some of which are denominated in Canadian dollars and Mexican pesos. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the US dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the US dollar from time to time.  The Company has certain commitments to acquire assets in foreign currencies and it incurs certain costs in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so; at September 30, 2007 it had $21.4 million in US dollar denominated bank deposits, US $22.7 million in Canadian dollar denominated bank deposits and US $0.2 million in Mexican peso denominated bank deposits. At November 8, 2007 the Company had $15 million in US dollar denominated bank deposits, US $16.3 million in Canadian dollar denominated bank deposits and US $0.8 million in Mexican peso denominated bank deposits.

The Company’s cash equivalents are redeemable after thirty days without penalty and are unconditionally guaranteed renewable bank instruments that provide a fixed rate of interest (currently 4.4% on Canadian deposits and 5.15% on US deposits) during the term. When renewing a matured instrument, the new interest rate may be higher or lower.

MINEFINDERS CORPORATION LTD.	8

Management’s Discussion & Analysis

Outstanding Share Data

As at November 8, 2007 there were 48,688,173 common shares issued and outstanding (December 31, 2006 – 48,022,216) and there were 5,108,000 stock options outstanding (December 31, 2006 - 4,497,000) with exercise prices ranging between Cdn $5.64 and Cdn $12.53 per share, of which 5,013,000 have vested.

In addition, at November 8, 2007 and December 31, 2006, there were convertible notes with a face value of $85 million issued and outstanding, convertible into 7,812,500 common shares at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment.

Commitments

The Company has incurred significant contractual obligations relating to the development of the Dolores mine. These and other commitments are shown in Note 14 to the Financial Statements.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2006 in the Annual Management Discussion and Analysis dated March 12, 2007, with the exception of the estimated future income tax liability resulting from recently enacted Mexican tax reforms, as described in Note 10 to the Financial Statements, and the change in the functional currency of the Company from the Canadian dollar to the US dollar, as described in Note 4 to the Financial Statements.

On October 1, 2007, the Government of Mexico enacted legislation which introduces certain tax reforms including a new minimum flat tax effective January 1, 2008. The tax reforms were substantively enacted for Canadian GAAP purposes on September 28, 2007, the date the legislation was signed by the President of Mexico. The Company has recorded a $7.701 million non-cash provision for future income taxes and a corresponding future income tax liability of the same amount to reflect the difference between the financial statement carrying value of existing assets and their respective tax bases resulting from the introduction of the minimum flat tax. As the new legislation was recently enacted, remains subject to ongoing varying interpretations, and there is the possibility of implementation amendments by the Government of Mexico, the estimated future income tax liability recorded at the balance sheet date may change.

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar. The decision to change the functional currency to the US dollar was necessitated by accounting principles because of the increase in the overall proportion of the Company’s business activities conducted in US dollars, including increased US dollar denominated expenditures, particularly in the construction of the Dolores mine, the issuance of US dollar denominated convertible notes, and the expectation of US dollar denominated revenue from metal sales once the Dolores mine is in production.

As a result of this change in functional currency, the Company’s consolidated financial statements are reported and prepared in US dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income and loss for the period.

MINEFINDERS CORPORATION LTD.	9

Management’s Discussion & Analysis

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for commitments as shown in Note 14 to the Financial Statements.

Related Party Transactions

Fees paid to directors during the third quarter of 2007 are summarized in Note 12 to the Financial Statements.

Controls and Procedures

There has been no change in the Company's internal control over financial reporting during the Company's third quarter ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein, including information as to the expected timing of the construction of the Dolores mine and the commencement of operations, the Company’s expected expenditures on Dolores, and the expected adequacy of the Company’s current working capital and future funding are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

MINEFINDERS CORPORATION LTD.	10

Management’s Discussion & Analysis

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties in connection with the construction or operation of the Dolores mine; the availability of, and increasing costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form for the year-ended December 31, 2006, which is available on SEDAR at www.sedar.com.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

MINEFINDERS CORPORATION LTD.	11

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, President and Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated: November 14, 2007

"Mark H. Bailey"

Name: Mark H. Bailey

Title: President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Greg D. Smith, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated: November 14, 2007

"Greg D. Smith"

Name: Greg D. Smith

Title: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date November 15, 2007
By: /s/ Mark H. Bailey Mark H. Bailey, President and Chief Executive Officer